UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009.
Commission File Number: 001-31221
Total number of pages: 62

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

Information furnished in this form:
1. English translation of Notice of Convocation of the 18th Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 28, 2009	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Notice of Convocation of the 18th Ordinary
General Meeting of Shareholders
NTT DoCoMo, Inc.
This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 18th Fiscal Year (“Notice”) of NTT DoCoMo, Inc. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA & Co., DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

MESSAGE FROM THE PRESIDENT
Dear Shareholders:
I am delighted to present this convocation notice for the general shareholders meeting for the 18th fiscal year (from April 1, 2008 to March 31, 2009).
With Japan’s mobile phone market reaching maturation, as the customers’ values and needs have diversified, we have implemented a variety of reforms working to deliver the best possible service, safety and security to each and every customer. In July 2008, we changed the corporate logo and the corporate colors, and by merging the eight regional subsidiaries into NTT DoCoMo, Inc., we carried out a fundamental review of the business operational structure. We have also continued our efforts to enhance customer satisfaction, including the rollout of handset series that enable customers to choose handsets that meet their values and lifestyles, and the launch of new services, such as the “i-concier” service, that propose new ways of using mobile handsets.
Further, last October, we announced our medium-term business direction called “DOCOMO’s Change and Challenge to Achieve New Growth,” which lays out the future action plan to be taken going forward.
While the business environment in which we find ourselves has grown even more severe, by steadily undertaking “Change and Challenge” programs viewed from the customers’ perspective, we aim to become a company that contributes to the attainment of a safe and secure society where all people can live comfortably and richly, and to the sustainable development of such a society.
As always, I ask for your continued goodwill and support.
May 2009
Ryuji Yamada
President and CEO

TSE Code: 9437
May 28, 2009
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Ryuji Yamada
President and CEO
NOTICE OF CONVOCATION OF
THE 18th ORDINARY GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that the 18th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.
Details

1.	Date and Time:	Friday, June 19, 2009 at 10:00 a.m. (Japan Standard Time)

2.	Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo
Japan

3.	Matters to be dealt with at the Meeting:
Matters to be reported:
1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 18th Fiscal Year (from April 1, 2008 to March 31, 2009).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
Matters to be resolved:

First Item of Business: Appropriation of Retained Earnings

Second Item of Business: Partial Amendment to Articles of Incorporation

Third Item of Business: Election of one (1) Corporate Auditor
A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Board of Corporate Auditors for the 18th Fiscal Year required to be attached are included as pages 10-59 hereto.
Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

REFERENCE MATERIALS FOR ORDINARY GENERAL MEETING OF SHAREHOLDERS
Items of Business and Matters for Reference:

First Item of Business: Appropriation of Retained Earnings
Items relating to year-end dividends
Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 18th fiscal year as follows:
(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,400 per share of common stock of the Company

Total Amount of Dividend Payment: ¥100,223,536,800

(The Company paid an interim dividend in November 2008, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥4,800 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings Monday, June 22, 2009

Second Item of Business: Partial Amendment to Articles of Incorporation
1.	Reasons for Amending the Articles of Incorporation of the Company
(1)
With the enforcement of The Law for Partial Amendments to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stock and Other Securities (Law No. 88 of 2004, hereinafter “Streamlining Settlement Law”) on January 5, 2009, all shares issued by listed companies have been simultaneously shifted to the Book-Entry Transfer System (so-called “electric share certificate system”). Upon this transition, the provisions of Articles of Incorporation of the Company concerning the issuance of stock certificates are deemed to have been repealed. Accordingly, it is proposed to make necessary amendments to the clauses and language in the Articles of Incorporation which became unnecessary (Articles 7 and 9 of the current Articles of Incorporation).

Specifically, in relation to be the above change, it is proposed to delete Article 7 (Issuance of Stock Certificates) of the current Articles of Incorporation, and make necessary numbering adjustments to the subsequent Articles.

(2)
Because the Register of Lost Share Certificates of the Company is to be prepared and held for one year after the enforcement date of the Streamlining Settlement Law, it is proposed that the necessary statements be added as Supplementary Provisions to the Articles of Incorporation.

2.	Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed Amendments
(Issuance of Stock Certificates)	(Deleted)
Article 7
1. The Company shall issue stock certificates for its shares.

Article 8 (Omitted)	Article 7 (Same as present)

(Shareholders’ Registrar)	(Shareholders’ Registrar)
Article 9	Article 8

1. The Company shall have a shareholders’ registrar.	1. (Same as present)

2. The shareholders’ registrar and the place of its handling office shall be designated by a resolution of the Board of Directors.	2. (Same as present)

3.    Preparation, maintenance and other administrative services concerning the shareholders’ registrar (including the beneficial shareholders’ registrar; the same is applicable hereinafter), the register of stock acquisition rights and the registrar of lost share certificates of the Company shall be entrusted to the shareholders’ registrar, and the Company shall not directly provide those services.

3.    Preparation, maintenance and other administrative services concerning the shareholders’ registrar and the register of stock acquisition rights of the Company shall be entrusted to the shareholders’ registrar, and the Company shall not directly provide those services.

Article 10 — Article 33 (Omitted)	Article 9 — Article 32 (Same as present)

(Newly Created)	Supplementary Provisions
Article 1
Preparation, maintenance and other administrative services concerning the register of lost share certificates of the Company shall be entrusted to the shareholders’ registrar, and the Company shall not directly provide those services.

(Newly Created)	Article 2
Provisions of the preceding Article 1 and this Article 2 shall be deleted as of January 6, 2010.

Third Item of Business: Election of One (1) Corporate Auditor
As the term of office of Mr. Haruo Imai, Corporate Auditor, will expire at the close of this meeting, it is proposed that one (1) Corporate Auditor be elected.
The candidate thereof, to whom the Board of Corporate Auditors has given its approval, is as follows:

Number
of
the
Company
Candidate	Name	History, Positions, Responsibilities and Directorship at		Shares
Number	(Date of Birth)	other companies		Owned
1	Yoshitaka Makitani (July 30, 1947)	May 1970 September 2000	Entered NTT Public Corporation Member of the Board, Senior Vice President, Senior Executive Manager of Accounts and Finance Department, Senior Executive Manager of Affiliated Companies Department of NTT DATA Corporation (“NTT DATA”)	29

		July 2001	Member of the Board, Senior Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA

		June 2002	Member of the Board, Executive Vice President and Senior Executive Manager of Accounts and Finance Department of NTT DATA

		June 2003	Member of the Board, Executive Vice President, Senior Executive Manager of General Affairs Department and Senior Executive Manager of Affiliated Companies Department of NTT DATA

		June 2005	President of NTT BUSINESS ASSOCIE Corporation

(Directorship at other companies) President of NTT BUSINESS ASSOCIE Corporation
(Note)
1.
NIPPON TELEGRAPH AND TELEPHONE CORPORATION is the parent of the Company. NTT DATA Corporation and NTT BUSINESS ASSOCIE Corporation are subsidiaries of NIPPON TELEGRAPH AND TELEPHONE CORPORATION and are special interest parties to the Company under the Article 2, Clause 3, Item 19 the Ordinance for Enforcement of Corporation Law.

2.
Mr. Yoshitaka Makitani concurrently serves as President of NTT BUSINESS ASSOCIE Corporation, with which the Company has business entrustment transactions relating to employee welfare programs. Mr. Yoshitaka Makitani is scheduled to resign from the Board of Directors of NTT BUSINESS ASSOCIE Corporation on June 17, 2009.

3.	Mr. Yoshitaka Makitani is a candidate for an outside corporate auditor.

Mr. Yoshitaka Makitani was elected as a candidate for an outside corporate auditor because of the Company’s expectations for his auditing capability based on his experience and knowledge derived from his long years of engagement in the field of corporate finance at NTT DATA, through which he has acquired considerable knowledge in accounting and finance.

4.
Mr. Yoshitaka Makitani is expected to receive compensation, etc., as a member of the Board of Directors of NTT BUSINESS ASSOCIE Corporation, and he has received such compensation over the last two years.

5.
If the election Mr. Yoshitaka Makitani as an outside corporate auditor is approved, the Company intends to enter into a limited liability contract with Mr. Yoshitaka Makitani, which sets forth the upper limit of damage compensation liability as provided in Article 423, Clause 1 of the Corporation Law of Japan, in accordance with the provisions in Article 427, Clause 1 of the Corporation Law of Japan, so that he can properly fulfill the roles expected of an outside corporate auditor.

-end-

BUSINESS REPORT
(For the fiscal year from April 1, 2008 to March 31, 2009)

Note:
The term “FY2008” hereinafter refers to the fiscal year ended March 31, 2009, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group
(1) Main Business Segments of the Corporate Group
The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Activities
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communication services, and sales of handsets and equipments for each service, etc.
Miscellaneous businesses	Credit business, wireless LAN services, IP telephone service, etc.
(2) Developments and Results of Operations for the Corporate Group
The environment of mobile market, which has already entered a mature phase given the high penetration rate, has been getting severer in such areas as customer acquisition and further improvement of customer services among competitors, as well as market entry by new competitors such as MVNOs*. As economic environments deteriorate worldwide, our market environments have been getting uncertain — for instance, changes in economic trend started to cast an influence in the form of a decreased number of handsets sold.
In such market environment, we changed our corporate branding with the introduction of “New DOCOMO Commitments,” and reorganized our group structure by integrating eight regional subsidiaries** for the purpose of enhancing the speed and effectiveness of our operations. We also announced our future business direction based on a new action plan “DOCOMO’s Change and Challenge to Achieve New Growth,” and continued our efforts to enhance customer satisfaction by revisiting every aspect of our business from the customer’s perspective, such as enhancement of our service plans, rollout of new handset series, introduction of new services, and improvement of our network quality. In addition, we strived for further penetration of our new discount programs and new handset purchase methods, which we believe are appropriate for the current market conditions. These efforts led to a significant decrease of churn rate from the prior fiscal year to 0.50%, significant improvement in the number of lost subscribers using Mobile Number Portability***, and the number of net additions is recovering.

As a result, for the fiscal year ended March 31, 2009, operating revenues were ¥4,448.0 billion, a decrease of ¥263.8 billion from the prior fiscal year, reflecting the penetration of new discount programs. Operating income was ¥831.0 billion, an increase of ¥22.6 billion from the prior fiscal year, due to a decrease in cost of equipments resulting from the decreased number of handsets sold. Income before income taxes was ¥780.5 billion and net income was ¥471.9 billion.

Note:	Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

*	MVNO (Mobile Virtual Network Operator): a service provider who leases its physical wireless communication infrastructure from other network operators to provide wireless services.

**
Eight regional subsidiaries: NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc., and NTT DoCoMo Kyushu, Inc.

***	Mobile Number Portability (MNP) allows mobile phone users to keep their current phone numbers even if they switch mobile phone operators.
(Billions of yen)

	17th Fiscal Year	18th Fiscal Year
	(previous year)	(current year)	Year-on-Year
Item	(FY2007)	(FY2008)	Change
Operating revenues	4,711.8	4,448.0	Δ5.6%
Operating income	808.3	831.0	2.8%
Income before income taxes	800.7	780.5	Δ2.5%
Net income	491.2	471.9	Δ3.9%

•	Mobile Phone Business
<<Number of Subscriptions for Principal Services>>
As of March 31, 2009, the number of cellular services subscriptions was 54.60 million. Of this total, the number of FOMA subscriptions accounted for approximately 90% of all cellular services subscriptions, exceeding 49 million subscriptions. Also, for i-mode flat-rate packet services, we launched the new packet flat-rate service “Pake-hodai double,” and the number of subscriptions grew steadily.
(Thousands of subscriptions)

	15th Fiscal	16th Fiscal	17th Fiscal	18th Fiscal
	Year	Year	Year	Year
	(FY 2005)	(FY 2006)	(FY 2007)	(FY 2008)
Cellular services	51,144	52,621	53,388	54,601
FOMA services	23,463	35,529	43,949	49,040
(Percentage)

	FY 2007				FY 2008
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Churn rate	0.85	0.94	0.74	0.68	0.51	0.52	0.44	0.52
	0.80				0.50
(Thousands of subscriptions)

			Year-on-Year
Category	As of March 31, 2008	As of March 31, 2009	Change
Cellular services	53,388	54,601	2.3%
FOMA services	43,949	49,040	11.6%
i-channel	15,649	16,545	5.7%
i-concier	—	929	—
i-mode Packet Flat-Rate services	12,744	17,610	38.2%
i-mode services	47,993	48,474	1.0%
Notes:
1.	The number of Communication Module services subscriptions is included in the number of subscriptions to cellular services and the number of subscriptions to FOMA services.

2.	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of “2in1” in principle, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.
The number of subscriptions to i-mode Packet Flat-Rate services is the aggregate of subscriptions to “Pake-hodai (packet flat-rate service for unlimited FOMA i-mode usage),” “Pake-hodai full (packet flat-rate service offering unlimited usage for FOMA i-mode as well as i-mode full-browser),” and “Pake-hodai double (two-tiered packet flat-rate service offering unlimited usage for FOMA i-mode as well as i-mode full-browser).”

4.	The number of i-mode service subscriptions is the aggregate of FOMA and mova i-mode subscriptions.

<<Enhancement of Billing Plans and Promotion of New Handset Purchase Methods>>
•
We launched a new packet flat-rate service “Pake-hodai double*” that allows unlimited use of i-mode packet communication in Japan at fees starting at ¥1,029 per month (including tax), with a maximum monthly fee of ¥4,410 (including tax). This provides customers with the ability to easily and securely access the rich contents and applications particularly suited to the FOMA services.

•
We have endeavored to establish the new business model tailored to the changing market environment, including new discount services and handset purchase methods which have been introduced since the previous fiscal year. As a result of these efforts, subscriptions to new discount services such as “Fami-wari MAX 50” numbered approximately 32.70 million at March 31, 2009. In response to customer demand, among new handset purchase methods that allow customers to choose from the two courses, sales under the “Value Course” exceeded 90% of the total sales by new handset purchase methods, and at March 31, 2009, “Value Plan” subscriptions numbered approximately 20.8 million.

•
“Value Course”: Although the handset purchase price is greater than in the conventional model, this course applies the “Value Plan” which offers lower basic monthly charges and allows for installment payments on the handset purchase.

•	“Basic Course”: The conventional billing plan is applied, with a discount given on the handset purchase price with the requirement of two years of continuous use of the same handset.

*	When the i-mode full browser is used, the maximum monthly fee is ¥5,985 (including tax)

<<Introduction of New Handset Series>>
•
In response to the growing diversity of customer needs with respect to mobile phones and other changes in the market environment, we reorganized our handset series such as “906i” and “706i” series in November 2008 allowing customers to choose handsets according to their personal values and lifestyles. The features of each series are set forth below:

Series	Features
docomo STYLE series	Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest “look.”

The highly fashionable STYLE series features a wide range of designs and colors so the mobile phones can also serve as a fashion item.

docomo PRIME series	Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia.

docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.

The SMART series is intended for adults who want to maintain balance between their professional and private lives and features numerous functions that serve as business tools and uses designs with a sense of high quality.

docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology. The PRO series handsets are digital tools with cutting-edge technology.

By their PC-like operations, they can be personalized to be comfortably used as digital tools.
The other main products launched during the fiscal year ended March 31, 2009 are as follows:
Product
Raku-Raku PHONE Series
Raku-Raku PHONE PREMIUM: A Raku-Raku PHONE that offers functions with both a high level of user friendliness and ease of use.
Raku-Raku PHONE V: This Raku-Raku PHONE is user-friendly, easy-to-operate, easy-to-read, and provides peace of mind, and can also monitor the user’s health on a daily basis.
Kids’ PHONE
Kids’ PHONE that operates even after getting wet and feature enhanced functions to provide peace of mind to parents and children.
906i Series
All-around video phones with enhanced functions suitable for a diverse range of video services and contents.
706i Series
Individualistic, slim phones available in a wide range of styles and with functions to support the diverse needs and lifestyles of customers.

<<Decision to Terminate mova Services>>
•
In light of the fact that the number of mova services subscriptions has been declining in recent years, we decided to stop accepting new applications for mova services as of November 2008 and terminate mova services at the end of March 2012 in order to concentrate our management resources on FOMA services.

<<Development of International Services>>
•
We expanded the lineup of handsets that support international roaming, and as a result, more than 90% of users of international roaming during the fiscal year ended March 31, 2009 used their own handsets for international roaming service.

•
To improve convenience to customers who use international roaming service, we launched the new “Overseas Plus Number” service that offers discounts of up to 60% for voice communication when using international roaming service in South Korea. Also, free charging support service at overseas locations was enhanced with the commencement of free charging service at Lotte Duty Free shops in South Korea and the launch of a free charger rental service at airport lounges in the United Kingdom, France, and Germany.

•
In coalition with AT&T* of the United States, we created a 3G** network in Hawaii, and in Guam, our subsidiary DOCOMO PACIFIC*** began providing 3G services. The number of countries and territories where international roaming service can be used at March 31, 2009 was as follows.

•	Voice/ Short Message Service (SMS)**** : 182

•	Packet communication services: 138

•	Videophone service: 49
*	AT&T Inc.

**	Third-generation mobile communication system.

***	DOCOMO PACIFIC, INC.

****	A text messaging service using phone numbers.
<<Strengthening of Corporate Marketing>>
We engaged in endeavors such as the following to bring new value to our customers’ businesses.
•
For packet flat-rate services for smartphones, deployed “Biz-hodai double” for domestic unlimited packet communication except i-mode, with fees starting at ¥1,029 per month (including tax) and a maximum monthly fee of ¥5,985 (including tax).

•
For “Business mopera Anshin Manager,” a service for corporate customers enabling remote setting and control of mobile phones, we enhanced functionalities to improve customer convenience by adding “i-mode Access History Search” function, “Mobile Phone Lock” function, “Remote Initialization” function, and “Remote Customization” function.

•
We introduced the “BlackBerry® Bold™*,” which features multiple functions, high security, and improved entertainment functions, and the F-06A handset for corporate customers, which supports “Remote Initialization” and “Remote Customization” functions to prevent leaks of corporate information and use for non-work related purposes. The FOMA UM02-F, a FOMA ubiquitous module that performs FOMA packet communication when embedded in devices such as vending machines, was also unveiled.

*	BlackBerry and BlackBerry Bold are trademarks or registered trademarks of Research In Motion Limited.

<<Introduction of new services>>
New services that were launched in the fiscal year ended March 31, 2009 are summarized below.

Service	Overview
HOMEU	A service that enables customers to use high-speed packet communication and IP telephone using home broadband lines and wireless LAN routers.

POCKETU	A service that enables customers to easily access videos, music, photos, and documents stored on a home PC even when away from home.

i-concier	A service that delivers timely information matching where customers live and their interests and preferences, using suitable methods, and automatically updates schedules and ToruCa* data stored on the mobile phone.

docomo community	A communication service for sharing photos, diaries, and memos with friends and family. Registration is completed simply by entering a nickname and date of birth.

BlackBerry Internet Service	A service that provides easy Internet access to BlackBerry® users without the need to install special systems such as dedicated servers.

*	Enables users to download to mobile phones coupons that used to be distributed on paper.
<<Enhancement of After-Sales Services>>
Main after-sales services commenced in the fiscal year ended March 31, 2009 are as follows:
•
To promptly respond to requests for area improvements, for customers who so request, we launched a service under which we perform an area quality survey generally within 48 hours after we contact from the customer. We have carried out roughly 13,000 surveys.

•
We made efforts to enhance services for longtime customers in the “docomo Premier Club,” a membership service for subscribers to our cellular services, etc. These enhancements included adding the period of continuous usage to the criteria for determining the stage and increasing the maximum percentage of docomo Points that can be obtained.

•
We introduced the “Water Exposed Keitai Data Recovery Service” by which phonebooks and other data retrieved from mobile phones that do not turn on after being subject to accidental water exposure are copied onto a CD and then we give it to the customer.

•	Miscellaneous Businesses
<<Promotion of the Credit Business>>
We endeavored to promote the spread of the credit brand “iD,” which is used with the “Osaifu Keitai,” and the credit service “DCMX,” which can be used for payment on the iD platform.

•
By increasing the number of appointed stores where docomo Points can be earned and launching the “DCMX docomo Point Mall” website, we promoted the use of our “DCMX” credit service. We also worked towards improving services by launching the “DCMX (iD) Coupon,” which can be used for partial payments when shopping using “DCMX (iD)” or “DCMX mini.” As a result, the total number of subscriptions to “DCMX” services reached 8.98 million at the end of March 2009, up 3.34 million from the end of March 2008.

•
With regard to the credit brand “iD,” we continued to actively install readers, particularly at stores that are part of the everyday lives of customers. In addition, we promoted usage by installing readers at stores in Guam and China, which marked the first overseas usage of Japanese non-contact IC electronic money in those areas. As a result, over 410,000 iD readers have been installed as of March 31, 2009, up 110,000 from March 31, 2008. In December 2008, the number of subscriptions exceeded 10 million, reaching 11.20 million at March 31, 2009.

<< Others>>
•
We worked to increase revenues by marketing mobile advertising at i-mode sites, developing and marketing various system solutions that exploit our mobile technologies and know-how and engaging in the business of high-speed Internet connection services for hotels.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2009 are indicated in the table below.
(Billions of yen)

				Year-on-Year
	Category	FY 2007	FY 2008	Change
Operating revenues	Mobile phone business	4,647.1 (98.6)	4,381.3 (98.5)	Δ5.7%
	Voice	2,645.1 (56.1)	2,149.6 (48.3)	Δ18.7%
	FOMA services	2,084.3 (44.2)	1,877.8 (42.2)	Δ9.9%
	Packet	1,373.9 (29.2)	1,511.7 (34.0)	10.0%
	FOMA services	1,254.6 (26.6)	1,449.4 (32.6)	15.5%
	Miscellaneous businesses	64.7 (1.4)	66.7 (1.5)	3.1%

	Total	4,7118 (100.0)	4,448.0 (100.0)	Δ5.6%

Operating income (loss)	Mobile phone business	858.2 (-)	855.3 (-)	Δ0.3%
	Miscellaneous businesses	Δ49.9 (-)	Δ24.3 (-)	51.2%

	Total	808.3 (-)	831.0 (-)	2.8%

Notes:
1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.

3.	The results of previous term of the “PHS business,” which terminated its services on January 7, 2008, are included in miscellaneous businesses.
(3) Group Capital Expenditures
Major capital investments made in the fiscal year ended March 31, 2009 are described below.

<<Proactive Investments in Telecommunication Facilities>>
•
We endeavored to provide fine-tuned responses to the demand of our customers for improvement of area quality at home, office and other places by expanding FOMA service areas, improving quality, and enhancing facilities to address the increase in packet communication volume. As a result, as of March 31, 2009, there were 48,500 outdoor base stations and 19,900 indoor facilities for FOMA services, up 5,800 and 4,800 respectively from the previous fiscal year.

•
We expanded the “FOMA HIGH-SPEED Area” to enable customers to use large-volume content in a comfortable communication environment. As a result, the coverage ratio reached 100% of the population of Japan.

(Billions of yen)

	15th Fiscal	16th Fiscal	17th Fiscal	18th Fiscal
	Year	Year	Year	Year
	(FY2005)	(FY2006)	(FY2007)	(FY2008)
Capital Expenditures	887.1	934.4	758.7	737.6
<<Efforts to Improve Efficiency and Reduce Cost of Capital Expenditures>>
•	By moving forward with network IP-conversion, we worked on consolidating and increasing capacity of network equipments along with reducing prices for component procurement.

•
Taking into consideration such conditions as surrounding environment and communication traffic volume, we efficiently built areas and improved quality by using the optimal equipment from among the variety of types available.

As a result, capital expenditures in the fiscal year ended March 31, 2009 were ¥737.6 billion.
(4) Group Financing Activities
In the fiscal year ended March 31, 2009, we raised long-term financing of ¥240 billion through bond issuances for capital investment, redemption of bonds and repayment of debt purposes.
(5) Group Research and Development Activities
Research and development activities conducted in the fiscal year ended March 31, 2009 are described below.
<<Development of Handsets and Services Launched in the Fiscal Year Ended March 31, 2009>>
•	We advanced new products to meet diversifying customer needs, and developed new handset series that embody four different concepts and characteristics such as the docomo PRIME series.

•	We increased the uplink speed of “FOMA HIGH-SPEED” to a maximum 7.2Mbps and implemented the “Remote Customization” function and “Overseas Plus Number.”
(Billions of yen)

	15th Fiscal	16th Fiscal	17th Fiscal	18th Fiscal
	Year	Year	Year	Year
	(FY2005)	(FY2006)	(FY2007)	(FY2008)
Research and Development expenses	110.5	99.3	100.0	100.8
<<Development of Technologies for Future Commercialization>>
•
We worked on the next-generation standard LTE* (Super 3G), a higher-speed communication technology, and the conversion of existing networks to IP technology to create flexible and economical networks and worked on the development of Femto BTS** for services targeted for commercial applications.

•
We made efforts in the development of operator packs, which are application software packages for Linux®*** OS and Symbian OSTM**** compatible with our own proprietary services for the purpose of more efficient handset development.

*	Abbreviation of Long Term Evolution. Also known as “Super 3G” as proposed by us or the “3.9G” mobile communication system.

**	Super-small base station that can cover certain areas where FOMA radio waves have difficulty reaching.

***	Linux is a registered trademark of Linus Torvalds in the U.S. and other countries.

****	Symbian OS and all Symbian related trademarks and logos are trademarks or registered trademarks of Symbian Ltd.
<<Efforts Relating to Future Technologies>>
•	We continued to research a wireless access format for fourth-generation mobile communication systems and made proactive proposals in the international standardization project 3GPP*.

•
We also continued with our efforts in research and development relating to the creation of new means of communications, such as communications conducted through the human body, which would enable the locking and unlocking of doors simply by holding a mobile phone and touching the door with one’s hand, and molecular-level communication using biological molecules** to enable the transmission of information such as excitement, emotions, and stress.

*	Abbreviation of 3rd Generation Partnership Project.

**	Polymers such as proteins and nucleic acids that are basic components of living organisms.
As a result of these activities, research and development expenditures during the fiscal year ended March 31, 2009 totaled ¥100.8 billion.

(6) Group CSR Activities
Adhering to our message—“We connect people to people, and people to their worlds. We open the door to the future,” we will listen to each individual customer and to society, and will drive innovation toward the future to create abundance and convenience in life and culture. We have taken various actions in areas of key importance, such as global environment protection, promotion of universal design products and services, realization of a safe and secure mobile society and disaster preparedness and response. Among these activities, those that are directly related to the products and services offered by us have been promoted under the “DOCOMO Anshin Mission” aimed at delivering peace of mind.
The main CSR activities for the fiscal year ended March 31, 2009 are as follows:
<< Global Environmental Conservation Initiatives >>
•
As a part of our initiatives to reduce greenhouse gas emissions by cutting electric power consumption by mobile network equipments, we launched the ICT* Ecology Project in February 2009 and began testing cutting-edge technologies.

•
We collected used cellular handsets (a cumulative total of approximately 69.00 million units as of March 31, 2009) and carried out the “docomo Woods” reforestation program (at 43 locations on a cumulative basis as of March 31, 2009).

•
In collaboration with PLDT** and SMART***, we carried out tree planting activities in the Philippines. Some of the funds for these activities came from the sale of metal recovered from recycled cellular phones collected at docomo Shops and other locations.

*	Information & Communication Technology

**	Philippine Long Distance Telephone Company

***	SMART Communications, Inc.
<<Adoption of Universal Design>>
•
At docomo Shops, measures to create barrier-free environments were taken, including the installation of entryway ramps and wheelchair-accessible restrooms (in the fiscal year ended March 31, 2009, 149 shops were barrier-free).

•
In accordance with the universal design concept, we continued working to expand the number of handsets and functions that seniors, children and the disabled can use with peace of mind. Cumulative nationwide sales of the “Raku-Raku PHONE” series, which has been extremely well-received by numerous customers since its launch in 1999, had surpassed 15.00 million units as of March 31, 2009.

<< Realizing a Safe and Secure Mobile Society >>
•
In addition to Mobile Phone Safety Classes to teach proper mobile phone use and etiquette as well as how to deal with phone-related problems (since classes were first held in 2004, a total of approximately 9,200 classes were held with approximately 1.49 million attendees, of which approximately 4,600 classes were held in the fiscal year ended March 31, 2009 with approximately 790,000 attendees), educational video materials for the Mobile Phone Safety Classes were distributed free of charge to schools and other organizations. In April 2009, we also added a program designed for seniors to protect themselves against crimes such as fraud where the victim is deceived into remitting money to a bank account and other problems.

•
Access restriction services (filtering services)* were modified to reflect the i-mode filter certification standards of third party organizations. We also began providing the “Web Blocking” service that restricts access to web sites and “Access Restriction Customization” that allows customers to make individual settings of web sites to be blocked and those that can be viewed according to their own preferences. We also modified the “i-mode Filters” service and confirmed with all current i-mode subscribers under 18 who had not yet signed up for “Access Restriction” services whether they wished to use “Access Restriction” services, and unless their parents or guardians specifically reported that the services were unnecessary, “i-mode Filters” were applied to such subscribers automatically. Following the implementation of the “Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use” on April 1, 2009, we began strongly encouraging the use of access restriction services when customers sign up for i-mode services and are working towards promotion of the services.

*
Services that restrict access to harmful sites: “Kids i-mode Filters” which allows access only to i-mode menu sites, other than “gravure” sites and community sites; and “i-mode Filters” which allows access to public sites other than the sites such as dating sites, illegal sites and community sites.

<<Activities for Disaster Response>>
•
Constructed backup circuits and facilities by adopting multiple transmission lines or looped transport circuits and installing redundancy systems in communication facilities or decentralizing equipment installations, and reinforced the earthquake resistance of our buildings and radio towers, in an effort to secure means for communication in the event of a disaster.

•
Since “Area Mail*” began services in December 2007 to transmit emergency earthquake reports from the Meteorological Agency, there have been nine transmissions in total, and as of March 31, 2009, nine municipalities have introduced and used the systems as a means of disseminating disaster and evacuation information to residents.

•
In the Iwate Miyagi Inland Earthquake of June 2008, we promptly deployed mobile power supply vehicles and motor power generators to base stations where the power was out, to ensure service in coverage areas. After the earthquake, we provided such services as free mobile phone rentals and recharging at evacuation shelters.

*	An emergency alert system service that broadcasts disaster and evacuation information to areas prone to natural catastrophe.
<<Social Contribution Activities>>
•	To assist the education of children, we carried out programs aimed at fostering young talent by sponsoring sports clinics.
•
Through the “Mobile Communication Fund,” a non-profit organization that we established in July 2002, we awarded commendations including the presentation of the “DOCOMO Mobile Science Prize” (four times in the fiscal year ended March 31, 2009) to recognize outstanding research results and papers relating to mobile communication, and support foreign students from Asian countries (20 students from seven countries in the fiscal year ended March 31, 2009).

(7) Group Consolidated Financial Results and Assets

	15th Fiscal Year	16th Fiscal Year	17th Fiscal Year	18th Fiscal Year
	(FY 2005)	(FY 2006)	(FY 2007)	(FY 2008)
Operating revenues (millions of yen)	4,765,872	4,788,093	4,711,827	4,447,980
Operating income (millions of yen)	832,639	773,524	808,312	830,959
Income before income taxes (millions of yen)	952,303	772,943	800,688	780,473
Net income (millions of yen)	610,481	457,278	491,202	471,873
Earnings per share (yen)	13,491	10,396	11,391	11,172

Total assets (millions of yen)	6,365,257	6,116,215	6,210,834	6,488,220

Net assets (millions of yen)	4,052,017	4,161,303	4,276,496	4,341,585

Note:    Net assets do not include minority interests.
(8) Issues Facing the Group
<<New DOCOMO Commitments>>
In April 2008, our Group developed the New DOCOMO Commitments, our vision for transformation containing four pledges to rebuild our brand and change DOCOMO. Centered on this vision, we will move ahead in our business with the goal to deliver high-quality and highly value-added services tailored to the requirements of each and every customer.
The New DOCOMO Commitments
(1)	We will revamp our brand and strengthen our ties with our customers.

(2)	We will actively seek out the voices and opinions of our customers so that we can continue to exceed their expectations.

(3)	We will continue to drive innovations, so that we can earn the respect and admiration of people worldwide.

(4)	We will become an organization whose energetic staff is capable of overcoming all challenges in pursuit of our corporate vision.
<<DOCOMO’s Change and Challenge to Achieve New Growth>>
We announced our future business direction based on a new action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the current fiscal year 2008 ended March 31, 2009 and fiscal year 2012 ending March 31, 2013. Under the plan, we aim to contribute to society’s sustainable development and a safer, more secure environment for people to lead enriched, convenient lives.

1.	DOCOMO’s Change
(i) New DOCOMO Commitments and review of operational structure
After our introduction of the New DOCOMO Commitments, as first steps towards implementing the “Change and Challenge” action plan, we changed our corporate branding and integrated our regional subsidiaries following a comprehensive review of our operational structure.
(ii) Promotion of customer-focused marketing
From the perspective of customer-focused marketing, the entire group will join forces in all aspects of business based on a hands-on approach to serving customers. The aim will be to earn long-term customer loyalty by delivering the best possible service, safety, and security to each customer.
(iii) Steadfast implementation of actions for improved customer satisfaction
We will perform a comprehensive review of all operations—from customer relations to handset and network development—to enhance customer satisfaction, aiming at being ranked No. 1 in customer satisfaction by FY2010.
2. DOCOMO’s Challenge
As mobile services and networks evolve, mobile phones will assume the role of assisting customers’ individual behavior, in addition to providing the means for communication, information access, and support for daily activities. We will take on the challenge of advancing each of these roles.
(i) Personalization of services
We will deliver personalized services and functions that cater to the diverse variety of lifestyles and needs of individual customers, and further enrich their lives.
(ii) Development of social-support services
We will launch new businesses in fields such as environment, ecology, safety, security and health management for the sustainable growth of society and the creation of value in these new domains.
(iii) Provision of converged services
We will link mobile phones with various devices to provide convenient services tailored to specific usage scenarios.
(iv) Evolution of video services
Through collaboration with content providers, we will support customers’ lives and individual behavior with value-added video services available uniquely on mobile phones.

(v) Advancement of mobile broadband using LTE
To facilitate a widening array of advanced mobile broadband services, we will construct a high-speed, low-latency, large-capacity network by implementing LTE from 2010.
(vi) Evolution of handset
We will provide handsets and devices that better fit customers’ specific needs. This will be achieved through the adoption of open platforms, the enhancement of hardware and software functions, and the diversification of designs and user interfaces.
(vii) Collaboration of handsets and networks
We will provide advanced services by optimizing the allocation of functions between handsets and networks, in particular to leverage the high-speed, low-latency, large-capacity properties of our LTE network.
(viii) Basic research aimed at new value creation
We will conduct research aimed at creating infrastructure that contributes to the development of society and its economy, ultimately to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.
(ix) Expansion of international businesses
We will expand our revenue streams from international business and achieve sustained growth by strengthening our international service offerings and pursuing investments and alliances mainly in the Asia-Pacific region.
(x) New domestic investments and alliances
We will grow revenues and achieve sustained growth by creating new businesses and reinforcing core businesses through the pursuit of investments and alliances in Japan.
3. Actions to strengthen core businesses
As the market matures in line with the increasing rate of mobile phone penetration, we will strengthen ties with existing customers, cultivate new markets and continue to provide convenient, attractive services with the aim of reinforcing our core businesses. We will also work to expand our enterprise business by further growing our corporate subscriptions and proposing optimal solutions.
4. Improvement of cost efficiency
We expect to achieve a 10% reduction in costs and expenses to solidify our financial standing for sustained growth. Initiatives include the nationwide optimization of operations and reduction of costs related to networks and sales.

5. Corporate Social Responsibility (CSR) Activities
We will also contribute to society through initiatives to help protect the environment, promote universal design products and services, and realize a safer, more secure mobile society.
6. Operating income and return to shareholders
Under the plan, we expect to achieve over ¥900.0 billion in annual operating income in FY2012. We will also endeavor to maintain the highest level of payout ratio in Japan and stable dividends.
<<Corporate governance>>
By establishing and operating an internal control system designed for lawful business conduct, we will ensure compliance and thorough risk management on all fronts so that we can earn the trust and confidence of all stakeholders.
(9) Principal Offices (As of March 31, 2009)
(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan
(b) Regional Offices:
Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture

Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture

Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture

Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture

Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture

Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture

Shikoku Regional Office: Takamatsu, Kagawa Prefecture

Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture
(10) Group Employees (As of March 31, 2009)

Number of Employees
(change from March 31, 2008)	Average Age	Average Length of Employment
21,831 (decrease of 269)	39.5	15.0 years
Notes:

1.
The number of employees includes 148 employees seconded from companies other than the Company or its subsidiaries, but does not include 78 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at certain overseas subsidiaries are not included.

3.
In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at certain overseas subsidiaries are not included in the calculation.

(11) Condition of the Corporate Group
(a) Relationship with Parent Company
NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), DOCOMO’s parent company, currently owns 27,640,000 shares of our company (62.89% of all shares) as of March 31, 2009. DOCOMO conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.
DOCOMO and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, DOCOMO and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.
(b) Principal Subsidiaries (as of March 31, 2009)
There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2009. In July 2008, NTT DoCoMo Hokkaido, Inc., NTT DoCoMo Tohoku, Inc., NTT DoCoMo Tokai, Inc., NTT DoCoMo Hokuriku, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Shikoku, Inc. and NTT DoCoMo Kyushu, Inc. were merged with DOCOMO, with DOCOMO being the surviving company and the subsidiaries being the extinguished companies.
There were 115 subsidiaries and 17 affiliates as of March 31, 2009.
(c) Acquisition and disposal of shares of other companies
•
In September 2008, in order to promote the business development of mobile phone services in Bangladesh and to acquire a growth opportunity, we invested roughly ¥37.0 billion to obtain a 30.00% stake in TMIB*. In November 2007, we made an additional investment of roughly ¥3.0 billion, in proportion to our equity ratio. In the fiscal year ended March 31, 2009, TMIB became an affiliate of the Company.

•
We reached an agreement on a capital alliance with Tata Sons**, which is the holding company of Tata Group and the Indian telecommunications carrier TTSL***, which is a unit of Tata Sons, to expand business areas in India’s telecommunications market and to increase profits, and in March 2009, we acquired a 26.47% stake in TTSL for roughly ¥250.0 billion. In the fiscal year ended March 31, 2009, TTSL became an affiliate of the Company. We made a tender offer for shares of TTML****, acquiring a 12.12% stake in TTML for roughly ¥11.0 billion.

Note:	The stakes are calculated based on the total number of outstanding common shares of each company as of March 31, 2009.

*	TM International (Bangladesh) Limited

**	Tata Sons Limited

***	Tata Teleservices Limited

****	Tata Teleservices (Maharashtra) Limited
(12) Principal Creditors of the Corporate Group (as of March 31, 2009)

Outstanding Loan Balance
Creditor	(millions of yen)
Meiji Yasuda Life Insurance Company	20,000
Daiichi Life Insurance Company	15,000
Sumitomo Life Insurance Company	12,000
Shinkin Central Bank	10,000

2. Company Shares (as of March 31, 2009)
(1) Total number of authorized shares: 188,130,000 shares
(2) Total number of issued shares: 43,950,000 shares

Shareholders	Constituent Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	62.89
Foreign Corporations, etc.	13.05
Financial Institutions	11.75
Individuals and Others	6.16
Treasury Stock	4.98
Other Corporations	1.17
Note:	As a result of the cancellation of treasury stock on March 31, 2009, the total number of issued shares decreased by 920,000 compared to March 31, 2008.
(3) Number of shareholders: 320,511
(4) Principal Shareholders

	Holdings in the Company
	Number of Shares	Shareholding Ratio
Shareholders	Held	(%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	27,640,000	62.89
Japan Trustee Services Bank, Ltd. (Trust Account)	1,172,214	2.67
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	1,071,978	2.44
The Master Trust Bank of Japan, Ltd. (Trust Account)	979,570	2.23
JPMorgan Chase Bank 380055	283,321	0.64
State Street Bank and Trust Company 505225	225,256	0.51
The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders	224,444	0.51
Mellon Bank NA as Agent for its Client Mellon Omnibus US Pension	183,320	0.42
The Chase Manhattan Bank NA London SL Omnibus Account	177,050	0.40
OD05 Omnibus China Treaty 808150	159,215	0.36
Note:    The Company’s holding of treasury stock (2,190,193 shares) is not included in the above.

3. Directors, Corporate Officers and Corporate Auditors
(1) Directors and Corporate Auditors (as of March 31, 2009)

Primary Responsibilities and
Position	Name	Affiliation with other Companies
President and CEO Member of the Board of Directors	Ryuji Yamada

Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for Multimedia Services, Technology

Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for Global Business, Corporate

Senior Executive Vice President Member of the Board of Director	Hiroshi Matsui	Responsible for CSR, Branches in Kanto and Koushinetsu areas

Executive Vice President Member of the Board of Directors	Harunari Futatsugi	Responsible for Network

Executive Vice President Member of the Board of Directors	Bunya Kumagai	Responsible for Consumer Sales

Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department, Responsible for Business Alliance Department, Member of the Board of Directors of Tata Teleservices Limited (India)

Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department

Executive Vice President Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center

Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department

Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department

Member of the Board of Directors	Masao Nakamura	Corporate Advisor

Member of the Board of Directors	Hiroshi Tsujigami	General Manager, Business Management Corporate Strategy Planning Department, NTT

Full-time Corporate Auditor	Haruo Imai

Full-time Corporate Auditor	Kenichi Aoki

Full-time Corporate Auditor	Shunichi Tamari

Full-time Corporate Auditor	Kyouichi Yoshizawa

Corporate Auditor	Takaaki Wakasugi	Director and General Manager, Japan Corporate Governance Research Institute, Inc.; Professor, School of Business Administration, Tokyo Keizai University

Notes:
1.	Mr. Hiroshi Tsujigami, Director, is an outside director as provided in Article 2, Item 15 of the Corporation Law.

2.	Corporate auditors, Mr. Haruo Imai, Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.
3.
Mr. Takaaki Wakasugi, Corporate auditor, is engaged in research of corporate governance as well as management and finance at a university and a research institution. He has extensive knowledge concerning finance and accounting matters.

4.	Members of the Board of Directors and Corporate Auditors who resigned or retired during the fiscal year ended March 31, 2009 are as follows:
(1)	Resignation

Mr. Shinichi Nakatani, full-time Corporate Auditor, resigned at the end of the 17th ordinary general meeting of shareholders held on June 20, 2008.

(2)	Retired at the expiration of term

Mr. Masayuki Hirata, Senior Executive Vice President and Member of the Board of Directors, Mr. Takanori Utano, Executive Vice President and Member of the Board of Directors, Mr. Noriaki Ito, Senior Vice President and Member of the Board of Directors, Mr. Toshiki Nakayama, Member of the Board of Directors, and Mr. Shoichi Matsuhashi, full-time Corporate Auditor, resigned at the end of the 17th ordinary general meeting of shareholders held on June 20, 2008.

5.	Changes in responsibility as of April 1, 2009 are as follows:

Primary Responsibilities and
Position	Name	Affiliation with other Companies
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department Managing Director of Mobile Society Research Institute
(2) Policies concerning, and total compensation of, directors and corporate auditors
(a) Policies
Matters concerning compensation to directors are decided by the Board of Directors.
Compensation to directors (excluding outside directors) is comprised of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of DOCOMO shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.

Compensation to corporate auditors is determined by resolution of the Board of Corporate Auditors and in order to maintain a high level of independence, consists only of a monthly salary.
(b) Total Compensation for Directors and Corporate Auditors for the Fiscal Year Ended March 31, 2009

Position	Number of Persons	Total Compensation (Millions of yen)
Director	15	501
Corporate Auditor	7	129

Total	22	631

Notes:

1.
Upper limits on compensation to directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes three Directors and two Corporate Auditors who retired at the end of the 17th ordinary general meeting of shareholders held on June 20, 2008.

3.	Compensation to directors includes ¥111 million in bonuses paid in the fiscal year ended March 31, 2009.

4.
In addition to the above, based on a resolution of the 14th ordinary general meeting of shareholders held on June 21, 2005, we are to provide ¥16 million as a retirement benefit to three directors who resigned from the Board of Directors and became Executive Vice President or Senior Vice Presidents. In the fiscal year ended March 31, 2009 we paid ¥5 million to one such director as a retirement benefit.

(3) Outside Directors and Corporate Auditors
(a) Principal concurrent positions of outside directors and corporate auditors (As of March 31, 2009)

Concurrent
Position	Name	Position	Company
Outside Director	Hiroshi Tsujigami	Employee	NIPPON TELEGRAPH AND TELEPHONE CORPORATION
		Director	NTT Investment Partners, Inc.
Outside Corporate Auditor	Takaaki Wakasugi	Outside Director	Ricoh Company, Ltd.
		Outside Corporate Auditor	JFE Holdings, Inc.

Note:
NIPPON TELEGRAPH AND TELEGRAPH CORPORATION (“NTT”), where Mr. Hiroshi Tsujigami, Outside Director, is also employed, is the Company’s parent company. NTT Investment Partners, Inc., where Mr. Hiroshi Tsujigami also serves as Director, is a subsidiary of NTT.

(b) Principal activities of outside directors and corporate auditors

Position	Name	Principal Activities
Outside Director	Hiroshi Tsujigami
After taking office in June 2008, he attended 13 of the 16 Board of Directors meetings held during the fiscal year ended March 31, 2009 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.

Outside Corporate Auditor	Haruo Imai
He attended 21 of the 22 Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2009 and used his extensive experience in the telecommunications business and his experience in corporate management to make appropriate comments.

Kyouichi Yoshizawa
He attended all 22 Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2009 and used his activities and experience as an NTT labor union board member to make appropriate comments.

Takaaki Wakasugi
He attended 18 of the 22 Board of Directors meetings and 13 of the 14 Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2009 and made appropriate comments from his expert perspective gained through academic research as a university professor of Business Administration.

(c) Indemnity agreements
The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporation Law in accordance with Article 427, Section 1 of the Corporation Law. The compensation of liability is the amount permitted by laws and regulations.
(d) Total compensation to outside directors in the fiscal year ended March 31, 2009

Number of persons	Total compensation (Millions of yen)
3	69

4. Independent Auditor
(1) Name of independent auditor
KPMG AZSA & Co.
(2) Audit fees paid to the independent auditor in the fiscal year ended March 31, 2009

Amount
Details	(Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2009	761
Total monetary and other financial benefits payable by DOCOMO and its subsidiaries	785
Notes:

1.
The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Corporation Law, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the above amounts are totals.

2.
We pay compensation to an accounting auditor for services other than services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law (non-audit related services). Non-audit related services include preparation of comfort letters in conjunction with bond issuances.

(3) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporation Law apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Board of Corporate Auditors.
In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.
5. Systems for Ensuring the Propriety of the Company’s Business Activities
A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.
(1) Basic stance on fortifying internal control systems
a)
In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)
An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)
Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)
The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.

(2) Fortifying structure relating to internal control systems
a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decides management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staff are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to corporate auditors by directors and employees

Directors, senior vice presidents, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

h)	Other systems for ensuring that auditing by corporate auditors is conducted effectively

Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	¥599,548
Short-term investments	2,448
Accounts receivable	835,063
Allowance for doubtful accounts	(15,072)
Inventories	123,206
Deferred tax assets	102,903
Prepaid expenses and other current assets	179,632

Total current assets	1,827,728

Property, plant and equipment:
Wireless telecommunications equipment	5,361,043
Buildings and structures	814,056
Tools, furniture and fixtures	519,213
Land	198,985
Construction in progress	99,232
Accumulated depreciation and amortization	(4,301,044)

Total property, plant and equipment, net	2,691,485

Non-current investments and other assets:
Investments in affiliates	572,014
Marketable securities and other investments	141,544
Intangible assets, net	578,728
Goodwill	154,385
Other assets	273,440
Deferred tax assets	248,896

Total non-current investments and other assets	1,969,007

TOTAL ASSETS	¥6,488,220

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥29,000
Accounts payable, trade	668,525
Accrued payroll	58,627
Accrued interest	1,187
Accrued income taxes	238,742
Other current liabilities	152,354

Total current liabilities	1,148,435

Long-term liabilities:
Long-term debt (exclusive of current portion)	610,233
Liability for employees’ retirement benefits	146,326
Other long-term liabilities	239,918

Total long-term liabilities	996,477

TOTAL LIABILITIES	2,144,912

Minority interests	1,723

Shareholders’ equity:
Common stock	949,680
Additional paid-in capital	785,045
Retained earnings	3,061,848
Accumulated other comprehensive income (loss)	(65,689)
Treasury stock, at cost	(389,299)

TOTAL SHAREHOLDERS’ EQUITY	4,341,585

TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY	¥6,488,220

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S.GAAP]

Millions of yen
Year ended March 31, 2009
(April 1, 2008 – March 31, 2009)
Operating revenues:
Wireless services	¥3,841,082
Equipment sales	606,898
Total operating revenues	4,447,980

Operating expenses:
Cost of services (exclusive of items shown separately below)	872,438
Cost of equipment sold (exclusive of items shown separately below)	827,856
Depreciation and amortization	804,159
Selling, general and administrative	1,112,568
Total operating expenses	3,617,021

Operating income	830,959

Other income (expense):
Interest expense	(4,618)
Interest income	2,162
Other, net	(48,030)
Total other income (expense)	(50,486)

Income before income taxes	780,473

Income taxes:
Current	395,467
Deferred	(87,067)
Total income taxes	308,400
Equity in net losses of affiliates, net of applicable taxes	(672)
Minority interests	472

Net income	¥471,873

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(1,610)
Net revaluation of financial instruments, net of applicable taxes	(125)
Foreign currency translation adjustment, net of applicable taxes	(47,586)
Pension liability adjustment, net of applicable taxes	(16,778)

Comprehensive income	¥405,774

(Note) Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY [U.S.GAAP]

For the Fiscal Year Ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(Millions of yen)

				Accumulated
				other		Total
	Common	Additional	Retained	comprehensive	Treasury	shareholders’
	stock	paid-in capital	earnings	income (loss)	stock, at cost	equity
Balance as of March 31, 2008	¥949,680	¥948,571	¥2,793,814	¥410	¥(415,979)	¥4,276,496

Purchase of treasury stock					(136,846)	(136,846)
Retirement of treasury stock		(163,526)			163,526	—
Cash dividends			(203,839)			(203,839)
Net income			471,873			471,873
Unrealized holding losses on available-for-sale securities				(1,610)		(1,610)
Net revaluation of financial instruments				(125)		(125)
Foreign currency translation adjustment				(47,586)		(47,586)
Pension liability adjustment				(16,778)		(16,778)

Balance as of March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585

(Note) Amounts are rounded off to the nearest 1 million yen.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accounting basis for the consolidated financial statements
Summary of significant accounting and reporting policies
1. Basis of preparation of consolidated financial statements
The consolidated statutory report including consolidated balance sheet, consolidated statement of income and comprehensive income and consolidated statement of shareholders’ equity is prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 120, Section 1 of the Japanese Company Accounting Regulations. However, in compliance with the article, certain disclosure that is required on the basis of U.S.GAAP is omitted.
2. Valuation of inventories
Inventories are stated at the lower of cost or market. The cost of equipments sold is determined by the first-in, first-out method. Inventories consist primarily of handsets and accessories and the Company evaluates its inventories for obsolescence on a periodic basis and records adjustments as required.
3. Valuation of securities
The Company accounts for its securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.
(1) Held-to-maturity securities are carried at amortized cost.
(2) Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The unrealized holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of debt securities sold, whose cost is determined by the first-in, first-out method.
4. Depreciation and amortization of non-current assets
(1) Property, plant and equipment
Declining balance method (Straight-line method in the case of buildings)
(2) Goodwill and other intangible assets

Straight-line method (However, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangible assets that have indefinite useful lives are not amortized, but are tested for impairment at least annually).
5. Accounting for allowances
(1) Allowance for doubtful accounts
The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
(2) Liability for employees’ retirement benefits
In accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB statements No. 87, 88, 106, and 132R”, to provide for employees’ retirement benefits, the liability for employees’ retirement benefits is calculated based upon the projected benefit obligation and the fair value of plan assets at the end of the fiscal year.
Prior service cost is amortized over the expected average remaining service periods of employees on a straight-line basis.
Actuarial net loss in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets is amortized over the expected average remaining service period of employees on a straight-line basis.
6. Consumption tax
Consumption tax is separately accounted for by excluding it from each transaction amount.

Range of Consolidation and Application of Equity Method
There were 115 consolidated subsidiaries and 17 equity method affiliates as of March 31, 2009.
Note to Consolidated Balance Sheet
Accumulated other comprehensive income (loss) includes the amounts of unrealized holding losses on available-for-sale securities, net revaluation of financial instruments, foreign currency translation adjustment and pension liability adjustment.
Notes to Consolidated Statement of Shareholders’ Equity
1. The class and number of the issued shares

		Increase during the	Decrease during the
	Number of shares as	year ended March 31,	year ended March 31,	Number of shares as
Class of shares	of March 31, 2008	2009	2009	of March 31, 2009
Shares of common stock of the Company	44,870,000	—	920,000	43,950,000

(Note)	The decrease of 920,000 shares was due to retirement of treasury stock.
2. Dividends
(1) Cash dividends paid

		Total cash
		dividends paid	Cash dividends
Resolution	Class of shares	(millions of yen)	per share (yen)	Date of record	Date of payment
The general meeting of shareholders on June 20, 2008	Shares of common stock of the Company	¥102,307	¥2,400	March 31, 2008	June 23, 2008
The Board of Directors’ meeting on October 31, 2008	Shares of common stock of the Company	¥101,532	¥2,400	September 30, 2008	November 21, 2008
(2) Cash dividends declared for the year ended March 31, 2009 and to be paid during the next fiscal year
As a proposal of the 18th general meeting of shareholders, the Company plans to submit a matter about dividends of a common stock as follows:

i Total cash dividends declared	¥100,224 million
ii Cash dividends per share	¥2,400
iii Date of record	March 31, 2009
iv Date of payment	June 22, 2009
v Source of dividends	Retained earnings
Notes regarding per share information

Shareholders’ equity per share	¥103,965.64
Basic earnings per share	¥11,171.58

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2009)
(Millions of yen)

ASSETS

Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥987,955
Antenna facilities	675,690
Satellite mobile communications facilities	2,756
Equipment related facilities	0
Telecommunications line facilities	43,778
Pipe and hand holes	14,834
Buildings	431,431
Structures	93,661
Other machinery and equipment	4,634
Vehicles	172
Tools, furniture and fixtures	101,637
Land	196,094
Lease assets	1,919
Construction in progress	72,513
Total property, plant and equipment	2,627,079
Intangible assets
Rights to use utility facilities	12,505
Software	493,385
Patents	89
Leasehold rights	43,393
Lease assets	30
Other intangible assets	72,014
Total intangible assets	621,418
Total non-current assets for telecommunication businesses	3,248,498
Investments and other assets
Investment securities	144,704
Shares of affiliated companies	665,355
Other investments in affiliated companies	1,575
Contributions in affiliated companies	5,220
Long-term prepaid expenses	10,007
Long-term accounts receivable, other	96,799
Deferred tax assets	213,888
Other investments and other assets	78,427
Allowance for doubtful accounts	(1,221)
Total investments and other assets	1,214,757
Total non-current assets	4,463,255
Current assets
Cash and bank deposits	330,301
Notes receivable	43
Accounts receivable, trade	534,581
Accounts receivable, other	416,202
Securities	189,988
Inventories and supplies	146,018
Advances	3,707
Prepaid expenses	28,485
Deferred tax assets	70,814
Other current assets	69,344
Allowance for doubtful accounts	(14,787)
Total current assets	1,774,701
TOTAL ASSETS	¥6,237,957

LIABILITIES

Long-term liabilities
Bonds	¥568,800
Long-term borrowings	38,000
Lease obligations	2,064
Liability for employees’ retirement benefits	130,498
Reserve for point loyalty programs	176,649
Other long-term liabilities	6,983
Total long-term liabilities	922,996

Current liabilities
Current portion of long-term borrowings	29,000
Accounts payable, trade	277,396
Lease obligations	1,174
Accounts payable, other	407,656
Accrued expenses	13,348
Accrued income taxes	233,553
Advances received	31,103
Deposits received	86,627
Provision for loss on PHS business	1,345
Other current liabilities	61,988
Total current liabilities	1,143,194

TOTAL LIABILITIES	¥2,066,191

NET ASSETS

Shareholders’ equity
Common stock	¥949,679
Capital surplus
Capital legal reserve	292,385
Other capital surplus	445,222
Total capital surplus	737,607
Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	1,533
General reserve	358,000
Earned surplus brought forward	2,520,695
Total earned surplus	2,884,329
Treasury stock, at cost	(389,298)
Total shareholders’ equity	4,182,317

Valuation and translation adjustments
Net unrealized holding losses on securities	(12,592)
Deferred gains on hedges	2,041
Total valuation and translation adjustments	(10,551)
TOTAL NET ASSETS	¥4,171,765

TOTAL LIABILITIES AND NET ASSETS	¥6,237,957

(Note)	Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME
For the Year ended March 31, 2009 (April 1, 2008- March 31, 2009)
(Millions of yen)

Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,791,913
Data transmission services	1,279,075
Other	81,390	¥3,152,379

Operating expenses
Sales expenses	753,225
Maintenance	247,355
General expenses	54,970
Administrative expenses	75,662
Research cost	67,246
Depreciation and amortization	719,924
Loss on disposal of property, plant and equipment and intangible assets	65,820
Communication network charges	273,929
Taxes and public dues	36,015	2,294,150

Operating income from telecommunication businesses		858,228
Supplementary businesses
Operating revenues		850,326
Operating expenses		1,102,664

Operating losses from supplementary businesses		(252,338)

Total operating income		605,890
Non-operating revenues and expenses
Non-operating revenues
Interest income	842
Interest income-securities	1,257
Dividend income	19,132
Rental income	6,668
Interest income on tax refund	6,116
Miscellaneous income	11,112	45,131

Non-operating expenses
Interest expense	1,783
Interest expense-bonds	6,069
Miscellaneous expenses	3,931	11,784

Recurring profit		639,237

Special Profit
Gain on extinguishment of merged shares	1,641,753	1,641,753

Special losses
Write-downs of investment securities	46,128
Write-downs of investment in affiliated companies	7,790	53,918

Income before income taxes		2,227,071
Income taxes-current		329,400
Income taxes-deferred		(94,940)

Net income		¥1,992,612

(Note)	Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the Year ended March 31, 2009 (April 1, 2008 — March 31, 2009)
(Millions of yen)

	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned Surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus		Treasury	Total
	Common	legal	capital	capital	legal	depreciation	General	brought	Total earned	stock, at	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	cost	equity
Balance as of March 31, 2008	¥949,679	¥292,385	¥608,748	¥901,133	¥4,099	¥4,945	¥358,000	¥728,510	¥1,095,555	¥(415,979)	¥2,530,389

Changes during the annual period
Reversal of accelerated depreciation reserve						(3,411)		3,411	—		—
Dividends from surplus								(203,838)	(203,838)		(203,838)
Net income								1,992,612	1,992,612		1,992,612
Purchase of treasury stock										(136,845)	(136,845)
Retirement of treasury stock			(163,526)	(163,526)						163,526	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(163,526)	(163,526)	—	(3,411)	—	1,792,185	1,788,773	26,680	1,651,927

Balance as of March 31, 2009	¥949,679	¥292,385	¥445,222	¥737,607	¥4,099	¥1,533	¥358,000	¥2,520,695	¥2,884,329	¥(389,298)	¥4,182,317

	Valuation and translation adjustments
	Net unrealized	Deferred gains or	Total valuation and
	holding gains or	losses on	translation
	losses on securities	hedges	adjustments	Total net assets
Balance as of March 31, 2008	¥(7,105)	¥2,085	¥(5,020)	¥2,525,369

Changes during the annual period
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(203,838)
Net income				1,992,612
Purchase of treasury stock				(136,845)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	(5,487)	(43)	(5,531)	(5,531)
The total amount of changes during the annual period	(5,487)	(43)	(5,531)	1,646,396

Balance as of March 31, 2009	¥(12,592)	¥2,041	¥(10,551)	¥4,171,765

(Note)	Amounts are rounded down to the nearest 1 million yen.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
Significant accounting policies for the non-consolidated financial statements
Basis of preparation:
The accompanying non-consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Japan.
1. Valuation of certain assets
(1)	Securities
Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.
Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year. The holding gains and losses, net of applicable deferred tax assets/liabilities, are directly reported as a separate component of net assets instead of being reflected in earnings. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which is determined by the first-in, first-out method.
Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.
(2)	Derivative instruments
Derivative instruments are stated at fair value as of the end of the fiscal year.
(3)	Inventories
Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method. The amount of inventories in the non-consolidated balance sheet is reduced based on a decrease of profitability.
(Change in Accounting Policy)
Accounting standard for Measurement of Inventories
Effective April 1, 2008, the Company adopted “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan (“ASBJ”) Statement No.9 issued on July 5, 2006). In accordance with ASBJ Statement No.9, “Loss on write-off of inventories” which had been previously presented in the non-operating expenses has been reclassified to operating expenses.
The adoption of this standard resulted in an increase in operating expenses of telecommunication businesses and supplementary businesses by ¥6,536 million and ¥13,960 million, respectively, and decrease in total operating income by ¥20,497 million.
2. Depreciation and amortization of non-current assets
(1)	Property, plant and equipment (except lease assets)
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are determined by estimation and the residual values of the assets are determined substantially.
(2)	Intangible assets (except lease assets)
Intangible assets are amortized on a straight-line basis.
Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

(3)	Lease assets
Financial leases other than those deemed to transfer ownership of properties to lessees
Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis. The useful lives of the assets are the term of leases and the residual values of the assets are determined substantially. In a case where the residual value of a leased asset other than a building equals zero, depreciation of such asset is computed by multiplying ten-ninths to the equivalent amount computed by the declining balance method under an assumption that the residual value of the asset is 10% of its acquisition cost. Intangible assets are amortized over the term of leases on a straight-line basis.
(Additional Information)
Effective October 1, 2008, the Company decreased the estimated useful lives of its long lived assets (except for lease assets) related to its 2G mova mobile phone services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to its 3G service, FOMA, the Company has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥59,014 million in “Total operating income”, “Recurring profit” and “Income before income taxes”.
3.	Accounting for allowances
(1)	Allowance for doubtful accounts
The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period and the estimated uncollectible amount based on the analysis of certain individual accounts including claims in bankruptcy.
(2)	Liability for employees’ retirement benefits
In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.
Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.
Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of occurrence.
(3)	Reserve for point loyalty programs
The costs of awards under the point loyalty programs called “DOCOMO Point Service” and “DOCOMO Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.
(4)	Provision for loss on PHS business
In order to provide for the loss resulting from PHS business, the Company reserves a necessary provision for the estimated future loss.
4. Other Significant Accounting Policies
(1)	Foreign currency translation
Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the subsequent translation gains or losses are reflected in earnings.
(2)	Hedge accounting
Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.
However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

(3)	Consumption tax
Consumption tax is separately accounted for by excluding it from each transaction amount.
5. Change in Presentation
(Non-consolidated Balance Sheet)
“Long-term accounts receivable, other”, which was previously included in “Other investments and other assets” as of March 31, 2008, were separately presented in the non-consolidated balance sheet as of March 31, 2009, because the amount of account exceeded one percent of the total assets in amount.
The amount of “Long-term accounts receivable, other”, which was included in “Other investments and other assets” as of March 31, 2008, was ¥21,917 million.
“Short-term loans” and “Deposits”, both of which were individually stated in the non-consolidated balance sheet as of March 31, 2008, were immaterial in the amount and included in “Other current assets” as of March 31, 2009.
The amount of “Short-term loans” and “Deposits”, both of which were included in “Other current assets” as of March 31, 2009, was ¥4,138 million and ¥60,000 million, respectively.
(Non-consolidated Statement of Income)
“Rental income” and “Interest income on tax refund”, both of which were previously included in “Miscellaneous income” for the year ended March 31, 2008 were separately presented in the non-consolidated statement of income for the year ended March 31, 2009, because the amount of the account exceeded ten percent of the total non-operating revenues in amount.
The amount of “Rental income” and “Interest income on tax refund”, both of which were included in Non-operating revenues for the year ended March 31, 2008 were ¥1,717 million and ¥183 million, respectively.
6. Additional Information
Sales commissions, including handset sales incentives, which had been previously included in the telecommunication businesses, were included in supplementary businesses in the non-consolidated statement of income for the year ended March 31, 2009, in accordance with the revision of Telecommunication Business Accounting Regulation.
As the result thereof, the amount of operating expenses from telecommunication businesses decreased by ¥248,302, while the amount of operating income from telecommunication businesses increased by the same amount. Also, the amount of operating expenses from supplementary businesses increased by ¥248,302, while the amount of operating income from supplementary businesses decreased by the same amount.

Notes to non-consolidated balance sheet:
1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not material.

2.	Accumulated depreciation of property, plant and equipment

Millions of yen
March 31, 2009
Accumulated depreciation	¥4,247,205
3.	Accounts receivable from and payable to the parent company, the subsidiaries and the fellow subsidiaries

Millions of yen
March 31, 2009
Long-term accounts receivable	¥2,046
Short-term accounts receivable	18,534
Short-term accounts payable	184,284
Notes to non-consolidated statement of income:
1.
The total amounts of operating revenues, operating expenses and business transactions other than operating activities due from or to the parent company, the subsidiaries and the fellow subsidiaries are as follows:

Millions of yen
Year ended
March 31, 2009
Operating revenues	¥97,714
Operating expenses	295,037
Other than operating activities	22,393
2.	Non-operating revenues from the parent company, the subsidiaries and the fellow subsidiaries, the amounts of which exceed ten percent of total non-operating revenues of the Company, are as follows:

Millions of yen
Year ended
March 31, 2009
Dividend income	¥16,236

Note to non-consolidated statement of changes in net assets:
The class and number of the treasury stock (year ended March 31, 2009)

	Number of shares	Increase during the	Decrease during the	Number of shares
	as of March 31,	year ended March 31,	year ended March 31,	as of March 31,
Class of shares	2008	2009	2009	2009
Shares of common stock of the Company	2,242,072.85	868,120.15	920,000.00	2,190,193.00

(Note)
Increase in the number of shares was due to purchase of treasury stock in the market, at the request of dissenting shareholders, made pursuant to paragraph (1) of Article 797 of the Corporate Law of Japan, against the merger under which our regional subsidiaries were dissolved and merged into the Company as of July 1, 2008, and repurchase of fractional shares. Decrease in the number of shares was due to retirement of treasury stock.

Note regarding deferred taxes:
Recognition of deferred tax assets resulted mainly from exclusion of accelerated depreciation and amortization, reserve for point loyalty programs, liability for employees’ retirement benefits and inclusion in taxable income of the unused portion of “Nikagetsu Kurikoshi” (2-month carry over). Recognition of deferred tax liability derived from appropriation for accelerated depreciation and deferred gains or losses on hedges. The amount of valuation allowance which was deducted in calculation of deferred tax assets was ¥20,038 million.

Note regarding related party transactions:
Transactions with the subsidiaries

					Amount of		Balance as of
				Nature of	transaction		March 31,2009
Attribute	Name	Ownership	Relation with related parties	transaction	(million yen)	Account	(million yen)
Subsidiary	NTT DoCoMo Chugoku, Inc.	100% (Direct Holding)	Interconnection of telecommunication facilities and wholesale of terminal equipment	Loan(*)	¥84,000	Short-term loans	—
Consumption tax is excluded from the amounts of transaction.
Terms and conditions of the above transactions;

(*)	Interest rates of the loans are determined based on market interest rates.
Notes regarding per share information:

Net assets per share	¥99,899.07
Earnings per share	¥47,175.02

Note regarding merger and acquisition
Merger and acquisition (Transactions under common control)
(1)	Companies related to the merger and their nature of business, legal form of the merger, company name after the merger and overview of the merger including its objective
a.	Companies related to the merger and their nature of business
Acquirer (the Company)

Trade Name	Nature of business
NTT DoCoMo, Inc.	Telecommunications
Acquirees (eight regional subsidiaries)

Trade Name	Nature of business
NTT DoCoMo Hokkaido, Inc.	Telecommunications
NTT DoCoMo Tohoku, Inc.	Telecommunications
NTT DoCoMo Tokai, Inc.	Telecommunications
NTT DoCoMo Hokuriku, Inc.	Telecommunications
NTT DoCoMo Kansai, Inc.	Telecommunications
NTT DoCoMo Chugoku, Inc.	Telecommunications
NTT DoCoMo Shikoku, Inc.	Telecommunications
NTT DoCoMo Kyushu, Inc.	Telecommunications
b.	Legal form of the merger
Merger under common control
c.	Company name after the merger
NTT DoCoMo, Inc.
d.	Overview of the merger including its objective
The Company and its eight regional subsidiaries have successfully conducted community-based sales and infrastructure development in each respective region since 1993. However, the eight regional subsidiaries merged into the Company to better deal with the changing environment of mobile communications. The main objectives of the merger include achieving enriched and enhanced customer services, streamlined group management and faster decision-making. There was no issuance of new shares of the Company, delivery of money or other assets, or capital increase as a result of the merger.
(2)	Basis for accounting treatment
In accordance with “Accounting Standard for Business Combination” (issued by the Business Accounting Council on October 31, 2003) and Accounting Standards Board of Japan (“ASBJ”) Implementation Guidance No.10 “Guidance on the Accounting Standard for Business Combination and Spin-off” issued by the ASBJ on November 15, 2007, the Company accounted for the merger as transactions under common control.
The Company recorded ¥1,641,753 million as special profit in the line item “Gain on extinguishment of merged shares”, which is the difference between the book value of acquiree shares the Company held immediately prior to the merger and the equity capital of the acquirees arising out of the difference between assets and liabilities that the Company had assumed from the acquirees.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 8, 2009
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.
Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant
Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant
Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ equity and the note to consolidated financial statements of NTT DoCoMo, Inc. as of March 31, 2009 and for the year from April 1, 2008 to March 31, 2009 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared in conformity with U.S. generally accepted accounting principles, under Article 120(1) of the Corporation Law (see Note 1 as “Basis of preparation of consolidated financial statements” of “Summary of significant accounting and reporting policies” in the Note to Consolidated Financial Statements).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 8, 2009
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.
Masanori Sato (Seal)
Designated and Engagement Partner
Certified Public Accountant
Hideki Amano (Seal)
Designated and Engagement Partner
Certified Public Accountant
Yutaka Terasawa (Seal)
Designated and Engagement Partner
Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the note to non-consolidated financial statements, and its supplementary schedules of NTT DoCoMo, Inc. as of March 31, 2009 and for the year from April 1, 2008 to March 31, 2009 in accordance with Article 436(2)-(1) of the Corporation Law. The statutory report and its supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and its supplementary schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and its supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. for the period, for which the statutory report and its supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation]
Audit Report of Board of Corporate Auditors
Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 18th fiscal year from April 1, 2008 to March 31, 2009. The Board reports as follows.
1. Outline of Audit Methodology
The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.
Also, on the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:
(1)
attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)
carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)
regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and other persons and corporate auditors of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)
audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports, supplementary schedules, the non-consolidated statutory report related to the fiscal year ended March 31, 2009 (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).
2. Audit Results
(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.
We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors
No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co..
(3)	Results of the audit of the non-consolidated statutory report, supplementary schedules and the consolidated statutory report
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 12, 2009
Board of Corporate Auditors of NTT DoCoMo, Inc.
Haruo Imai, Full-time Corporate Auditor	seal
Kenichi Aoki, Full-time Corporate Auditor	seal
Shunichi Tamari, Full-time Corporate Auditor	seal
Kyouichi Yoshizawa, Full-time Corporate Auditor	seal
Takaaki Wakasugi, Corporate Auditor	seal

Note:	Corporate auditors, Mr. Haruo Imai, Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

(Appendix 1)
CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
Year ended
March31, 2009
Cash flows from operating activities:
Net income	¥471,873
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	804,159
Deferred taxes	(87,626)
Loss on sale or disposal of property, plant and equipment	43,304
Impairment loss on marketable securities and other investments	57,812
Equity in net losses of affiliates	1,239
Dividends from affiliates	15,500
Minority interests	(472)
Changes in assets and liabilities:
(Increase) in accounts receivable	(148,909)
Increase in allowance for doubtful accounts	67
Decrease in inventories	23,327
(Increase) in prepaid expenses and other current assets	(14,661)
(Increase) in non-current installment receivable for handsets	(37,712)
(Decrease) in accounts payable, trade	(49,286)
Increase in accrued income taxes	35,158
(Decrease) in other current liabilities	(29,126)
Increase in liability for employees’ retirement benefits	29,438
Increase in other long-term liabilities	55,143
Other, net	4,449

Net cash provided by operating activities	1,173,677

Cash flows from investing activities:
Purchases of property, plant and equipment	(517,776)
Purchases of intangible and other assets	(241,373)
Purchases of non-current investments	(313,889)
Proceeds from sale and redemption of non-current investments	660
Acquisitions of subsidiaries, net of cash acquired	568
Purchases of short-term investments	(32,977)
Redemption of short-term investments	32,255
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(8,451)

Net cash used in investing activities	(1,030,983)

Cash flows from financing activities:
Proceeds from long-term debt	239,913
Repayment of long-term debt	(77,071)
Proceeds from short-term borrowings	62,274
Repayment of short-term borrowings	(64,032)
Principal payments under capital lease obligations	(2,837)
Payments to acquire treasury stock	(136,846)
Dividends paid	(203,839)
Other, net	(3)

Net cash used in financing activities	(182,441)

Effect of exchange rate changes on cash and cash equivalents	(7,610)

Net increase (decrease) in cash and cash equivalents	(47,357)
Cash and cash equivalents at beginning of year	646,905

Cash and cash equivalents at end of year	¥599,548

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥21,999
Cash paid during the year for:
Interest, net of amount capitalized	4,141
Income taxes	383,838
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,334
Retirement of treasury stock	163,526

(Note)	Amounts are rounded off to the nearest 1 million yen.

(Appendix 2)
SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S. GAAP]

	15th Fiscal Year	16th Fiscal Year	17th Fiscal Year	18th Fiscal Year
Item	(FY 2005)	(FY 2006)	(FY 2007)	(FY 2008)
Earnings per share (yen)	13,491	10,396	11,391	11,172
EBITDA (*) (Billions of yen)	1,606.8	1,574.6	1,639.1	1,678.4
EBITDA margin (*) (percent)	33.7%	32.9%	34.8%	37.7%
Return on capital employed (ROCE) (percent)	17.2%	16.1%	17.0%	17.1%
<ROCE after tax effect> (*) (percent)	10.1%	9.5%	10.0%	10.1%
Return on equity (ROE) (percent)	15.3%	11.1%	11.6%	11.0%
Return on assets (ROA) (percent)	15.2%	12.4%	13.0%	12.3%
Operating margin (percent)	17.5%	16.2%	17.2%	18.7%
Shareholders’ equity per share (yen)	91,109	95,457	100,321	103,966

Note:	Shareholders’ equity is not include minority interests

*
For an explanation of the calculation processes for these numbers, please see “Reconciliation between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures” on page 62.

(Appendix 3)
RECONCILIATIONS BETWEEN THE DISCLOSED NON-GAAP FINANCIAL MEASURES AND THE MOST DIRECTLY COMPARABLE GAAP FINANCIAL MEASURES
1. EBITDA and EBITDA Margin

				(Billions of yen)

	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term	18th Fiscal Term
	(FY 2005)	(FY 2006)	(FY 2007)	(FY 2008)
a. EBITDA	1,606.8	1,574.6	1,639.1	1,678.4
Depreciation and amortization	(738.1)	(745.3)	(776.4)	(804.2)
Losses on sale or disposal of property, plant and equipment	(36.0)	(55.7)	(54.4)	(43.3)
Operating income	832.6	773.5	808.3	831.0
Other income (expenses)	119.7	(0.6)	(7.6)	(50.5)
Income taxes	(341.4)	(313.7)	(323.0)	(308.4)
Equity in net income (losses) of affiliates	(0.4)	(1.9)	13.6	(0.7)
Minority interests	(0.1)	(0.0)	(0.1)	0.5
b. Net income	610.5	457.3	491.2	471.9
c. Total operating revenues	4,765.9	4,788.1	4,711.8	4,448.0
EBITDA margin (=a/c)	33.7%	32.9%	34.8%	37.7%
Net income margin (=b/c)	12.8%	9.6%	10.4%	10.6%

(Note)	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE After Tax Effect

				(Billions of yen)

	15th Fiscal Term	16th Fiscal Term	17th Fiscal Term	18th Fiscal Term
	(FY 2005)	(FY 2006)	(FY 2007)	(FY 2008)
a. Operating income	832.6	773.5	808.3	831.0
b. Operating income after tax effect {=a*(1-effective tax rate)}	492.1	457.2	477.7	491.9
c. Capital employed	4,850.4	4,804.3	4,759.6	4,867.9
ROCE before tax effect (=a/c)	17.2%	16.1%	17.0%	17.1%
ROCE after tax effect (=b/c)	10.1%	9.5%	10.0%	10.1%
(Notes)
Capital employed = average amount of (Shareholders’ equity + Interest bearing liabilities) as of beginning and end of the fiscal year

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
Effective tax rate: 15th to 17th = 40.9%, 18th = 40.8%

Shareholder Information
•	Book closure: Every March 31

•	Record date for year-end dividends: Every March 31

•	Record date for interim dividends: Every September 30

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.
We have posted on our corporate web-site the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company. http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html